UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: January 29, 2013

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated January 29, 2013

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. to Reconvene Adjourned

Extraordinary General Meeting of Shareholders

BEIJING, January 29, 2013 (GLOBE NEWSWIRE) — China Nuokang Bio-Pharmaceutical Inc. (Nasdaq Global Market: NKBP) (“Nuokang” or the “Company”) announced today that it will reconvene the extraordinary general meeting of shareholders (the “EGM”) that was previously adjourned on January 15, 2013. The EGM will be reconvened at 9:30 a.m. (Beijing time) on February 6, 2013, at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated September 27, 2012, among the Company, Kingbird Investment Inc. (“Parent”) and Kingbird Mergerco. Inc. (“Merger Sub”), and, solely for the purposes of Section 6.16 thereof, Anglo China Bio-technology Investment Holdings Limited and Britain Ukan Technology Investment Holdings (Group) Limited, and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby (including the proposed merger).

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (Nasdaq: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 4,200 hospitals in China Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, Kaitong®, a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis; and alpha lipoic acid capsules, or ALA, an antioxidant product that addresses diabetic neuropathy. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Forward-Looking Statements

This press release contains forward-looking statements relating to the potential acquisition of the Company by an affiliate of Mr. Baizhong Xue, the Chairman and Chief Executive Officer of the Company. These are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how the Company’s shareholders will vote at the extraordinary general meeting; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. These forward-looking statements reflect the Company’s expectations as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT:

China Nuokang Bio-Pharmaceutical Inc.

Mr. Steven Duan

Vice President of Investor Relations

Email: dsz@nkbp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516 or (646) 405-5180

Email: robert.koepp@icrinc.com

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